UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 1, 2019

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

TOTAL S.A. is providing on this Form 6-K a description of certain recent developments relating to its business.

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX

Exhibit 99.1	Fourth quarter and full-year 2018 results (February 7, 2019)
Exhibit 99.2	Total proposes a final dividend of 0.64 €/share and an annual dividend of 2.56 €/share for fiscal year 2018, an increase of 3.2% compared to 2017 (February 7, 2019)
Exhibit 99.3	Total Makes Significant Discovery And Opens A New Petroleum Province Offshore South Africa (February 7, 2019)
Exhibit 99.4	Disclosure of Transactions in Own Shares (February 14, 2019)
Exhibit 99.5	Saudi Aramco and Total Invest in High-Quality Fuels and Retail Network in Saudi Arabia (February 14, 2019)
Exhibit 99.6	France: Total, Ørsted and Elicio join forces to bid for a wind farm offshore Dunkirk (February 18, 2019)
Exhibit 99.7	Plastic Recycling: Total Acquires France's Synova (February 18, 2019)
Exhibit 99.8	Disclosure of Transactions in Own Shares (February 21, 2019)
Exhibit 99.9	Disclosure of Transactions in Own Shares (February 28, 2019)

EXHIBIT INDEX

Exhibit 99.1	Fourth quarter and full-year 2018 results (February 7, 2019)
Exhibit 99.2	Total proposes a final dividend of 0.64 €/share and an annual dividend of 2.56 €/share for fiscal year 2018, an increase of 3.2% compared to 2017 (February 7, 2019)
Exhibit 99.3	Total Makes Significant Discovery And Opens A New Petroleum Province Offshore South Africa (February 7, 2019)
Exhibit 99.4	Disclosure of Transactions in Own Shares (February 14, 2019)
Exhibit 99.5	Saudi Aramco and Total Invest in High-Quality Fuels and Retail Network in Saudi Arabia (February 14, 2019)
Exhibit 99.6	France: Total, Ørsted and Elicio join forces to bid for a wind farm offshore Dunkirk (February 18, 2019)
Exhibit 99.7	Plastic Recycling: Total Acquires France's Synova (February 18, 2019)
Exhibit 99.8	Disclosure of Transactions in Own Shares (February 21, 2019)
Exhibit 99.9	Disclosure of Transactions in Own Shares (February 28, 2019)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: March 1, 2019	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer